Hi everyone!

We blew past our first goal for our community fundraise and I just wanted to say a huge thank you, your support means the world. I'm incredibly grateful to all of you who've trusted Bloomy with your events, your practice, and your communities.

Before we open the raise publicly next week, I want to invite you, the people who've built Bloomy alongside us, to join as investors. We kept the minimum investment at $100 so it's accessible to everyone in our community who wants to be part of what comes next!

You can find all info about investing here: https://wefunder.com/bloomy/

Your investment helps us:
- Expand Bloomy nationwide
- Open our first two event venues in LA & NYC in Q1 2026
- Build the next version of our software & brand network
- Support more hosts, creators and wellness communities

If you want to talk through anything or jam on the vision, you can schedule time with me here.

Thank you for being such a meaningful part of Bloomy.

Best,
Bray

Bray Wilcock, Founder

bloomy